1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

January 15, 2015

Via Electronic Transmission

Jaea Hahn, Senior Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Market Vectors ETF Trust, et al. (File No. 812-14418)

Request for Withdrawal of Application

Dear Ms. Hahn:

On January 15, 2015, Market Vectors ETF Trust and other applicants (the “Applicants”) filed an application for an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), to amend an order under Section 6 (c) for an exemption from Sections 18(f)(1) and 18(i) of the Act (the “Application”) (SEC Accession No. 0000930413-15-000147). Due to an administrative error, the Application was filed via EDGAR Type 40-APP, when it should been filed via EDGAR Type 40-APP/A under existing File No. 812-14010.

Applicants hereby respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no action with respect thereto.

Should you have any questions, please call me at (212) 698-3526.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai

cc:        David P. Bartels, Branch Chief

Dalia O. Blass, Assistant Chief Counsel

Jonathan R. Simon, Esq., Van Eck Associates Corporation

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley

Washington DC EUROPE Brussels Dublin Frankfurt London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong